
03025156

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

(Mark one):

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____ to ____

Commission file number 1-12852


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

ROUGE STEEL COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full Title of the Plan)

ROUGE INDUSTRIES, INC.
3001 Miller Road
P.O. Box 1699
Dearborn, Michigan 48121-1699
(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Offices)

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CR

ROUGE STEEL COMPANY

TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Index to Financial Statements and Supplemental Schedules

Independent Auditors' Report	3
Financial Statements:	
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	5
Notes to Financial Statements	6 - 9
Supplemental Schedules*:	
Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2002	Schedule I

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

INDEPENDENT AUDITORS' REPORT

June 2, 2003

To the Participants and Plan Administrator of the
Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees
Dearborn, Michigan

We have audited the accompanying statement of net assets available for benefits of the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other auditors whose report dated June 17, 2002 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

Rouge Steel Company
Tax-Efficient Savings Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets:		
Investments (See Note 3)	$ 69,595,314	$92,027,473
Receivables:		
Other receivables/pending transactions	0	0
Total receivables	0	0
Total assets	69,595,314	92,027,473
Liabilities:		
Other liabilities/pending transactions	77,556	6,544
Total liabilities	77,556	6,544
Net assets available for benefits	$69,517,758	$92,020,929

See accompanying notes to the financial statements.

Rouge Steel Company
Tax-Efficient Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions:	
Additions to net assets attributed to:	
Investment income/(loss):	
Net appreciation/(depreciation) in fair value of investments (See note 3)	($23,016,481)
Interest	415,512
Dividends	1,434,653
Total investment income/(loss)	(21,166,316)
Contributions:	
Participant	5,550,451
Employer	0
	5,550,451
Total investment income/(loss) and contributions	(15,615,865)
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	(6,887,306)
Administrative expenses	0
Total deductions	(6,887,306)
Net increase/(decrease)	(22,503,171)
Net assets available for benefits:	
Beginning of year	92,020,929
End of year	$69,517,758

See accompanying notes to the financial statements.

ROUGE STEEL COMPANY

TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees (the Plan) are prepared in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). Financial statements are prepared on the accrual basis of accounting, which includes interest and dividend income, realized and unrealized gains/losses (net appreciation/depreciation), and employer contributions. Benefit payments to participants are recorded when made. Investments are stated at fair value, principally determined by quoted market prices, as certified by the Plan trustee, Putnam Investments. Participant loans receivable are valued at cost, which approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets. Actual results could differ from those estimates.

NOTE 2 - PLAN DESCRIPTION:

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a voluntary, defined contribution savings plan which was adopted by Rouge Steel Company (Rouge or the Company) by agreement dated December 15, 1989, and ratified by Board action on November 28, 1990. The plan was amended, effective January 1, 2002, to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Eligibility

All hourly employees of the Company represented under the Rouge - UAW agreement who have acquired seniority, as defined by the Plan, are eligible to participate.

Administration

The Company has created a Savings Plan Committee (the Committee) to administer the Plan and to interpret its provisions. Administrative expenses are paid by the Plan or by the Company at the discretion of the administrator. During 2002 and 2001, the Company paid all administrative fees of the Plan. Putnam Investments (the Trustee) is the current trustee of the Plan.

Contributions

Participants may elect to make pre-tax contributions to the Plan, through payroll deductions, from a minimum of 1% of eligible earnings, as defined in the Plan, to a maximum of 25% of eligible earnings. An amendment dated February 1, 1995, allowed Company matching contributions to the Plan effective

NOTE 2 - PLAN DESCRIPTION: (continued)

February 1, 1995 as a variable percentage of employee contributions up to 5% of eligible earnings. All Company matching contributions are invested in shares of Rouge Industries Inc. Stock and generally will remain so invested for at least two calendar years following the calendar year of contribution. This percentage match will increase or decrease automatically based on the Company's quarterly before tax profits, as defined in the Plan, as a percentage of sales in accordance with the following schedule:

Quarterly Before-Tax Profits as a Percentage of Sales	Percentage Match
0.0% to 2.3%	0%
2.3% to 4.6%	25%
4.6% to 6.9%	50%
6.9% to 9.2%	75%
9.2% and over	100%

During 2002, the matching contribution percentage was 0% in accordance with the Plan provisions. Participants may also elect to contribute a portion or all of their profit sharing proceeds in accordance with the terms of the Plan. All participants' contribution accounts are 100% vested at all times. Employer matching contributions vest after three years of service, as defined in the Plan, or at age 65 regardless of service.

The Trustee maintains separate accounts for each participant. Participant contributions are invested in accordance with the participant's election in one or more of several investment options. Earnings on investment options are credited to participant accounts.

Investment Options

Participant contributions can be allocated to investment options in 1% multiples. Participants can change their investment choices for both future contributions and existing account balances, and can suspend contributions by contacting the Trustee.

Forfeitures

If a participant's employment terminates for any reason other than retirement or death before he/she has become 100% vested in his/her employer matching contribution account, the nonvested portion is forfeited. Amounts forfeited are used to pay administrative expenses of the Plan or offset future Company matching contributions.

NOTE 2 - PLAN DESCRIPTION: (continued)

Payment of Benefits

Distributions from the Plan are allowed upon retirement, in the event of death, attainment of age 59-1/2, termination of employment or hardship. A hardship withdrawal requires approval of the Committee and must meet certain requirements as specified in the Plan.

Loans

The Plan permits participants to borrow from their accounts. Participants must file a "Participant Credit Agreement" with the Trustee. They can then apply to the Trustee for a loan. The amount of the loan must be at least $1,000 and may not exceed 50% of the participant's vested account. Loan disbursements may not be drawn from Company matching contributions. Each loan is secured by the participant's interest in the Plan.

Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated or partially terminated, the Company Matching Contribution accounts of all affected participants shall be deemed to have vested under terms set forth in the Plan.

NOTE 3 - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets.

Description	December 31, 2002	2001
Ford Motor Company Common Stock, 2,049,520 and 2,154,662 shares, respectively	$19,060,532	$33,871,280
Putnam New Opportunities Fund, 150,648 and 148,572 shares, respectively	4,282,931	6,088,473
Putnam Voyager Fund, 294,807 shares and 288,818 shares, respectively	3,746,992	4,996,557
Putnam Investors Fund, 543,108 and 551,949 shares, respectively	4,779,350	6,375,007
Putnam Asset Allocation: Balanced Portfolio, 1,318,162 and 1,253,683 shares, respectively	11,019,835	12,298,631
Putnam Money Market Fund	8,920,664	8,769,526
Loan Funds Receivable	5,830,746	6,718,121

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(23,016,481) as follows:

NOTE 3 - INVESTMENTS: (continued)

Mutual funds	$(8,722,971)
Common stock	(14,293,510)
	$(23,016,481)

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2002	2001
Net Assets:		
Rouge Common Stock	$2,150,945	$2,347,605

	Year Ended December 31, 2002
Changes in Net Assets:	
Contributions	$369,480
Dividends	39
Net appreciation/(depreciation)	(699,351)
Benefits paid to participants	(110,268)
Transfers from/(to) participant-directed investments	243,440
	$(196,660)

NOTE 5 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by the Plan's trustee or shares of common stock of the Plan sponsor's parent company. Therefore, transactions involving these investments qualify as party-in-interest.

ROUGE STEEL COMPANY
TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2002

Party in Interest	Identity of Issue, Lessor, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock			
*	Rouge Industries, Inc.	Rouge Industries, Inc. Common Stock - 2,108,770 Shares	$ 8,814,647	$ 2,150,945
	Ford Motor Company	Ford Motor Company Common Stock - 2,049,520 Shares		19,060,532
		Total Common Stock		21,211,477
	Shares of Registered Investment Companies			
	Pioneer Capital	Pioneer Capital Growth Fund - 91,308 Shares		1,582,362
*	Putnam Investments	Putnam OTC Emerging Growth Fund - 339,126 Shares		1,709,197
*	Putnam Investments	Putnam New Opportunities Fund - 150,648 Shares		4,282,931
*	Putnam Investments	Putnam International Growth Fund - 92,412 Shares		1,516,478
*	Putnam Investments	Putnam Voyager Fund - 294,807 Shares		3,746,992
*	Putnam Investments	Putnam Investors Fund - 543,108 Shares		4,779,350
*	Putnam Investments	Putnam Fund for Growth and Income - 199,181 Shares		2,816,413
*	Putnam Investments	Putnam Asset Allocation: Growth Portfolio - 58,601 Shares		464,120
*	Putnam Investments	Putnam Asset Allocation: Balanced Portfolio - 1,318,162 Shares		11,019,835
*	Putnam Investments	Putnam Asset Allocation: Conservative Portfolio - 34,493 Shares		273,875
*	Putnam Investments	Putnam Money Market Fund - 8,920,664 Shares		8,920,664
*	Putnam Investments	Putnam Income Fund - 215,700 Shares		1,440,874
		Total Registered Investment Companies		42,553,091
	Participant Loans	Loan Funds Receivable - Interest Rates from 4.25% to 9.5% Maturity dates from 2002 to 2012	$ -	5,830,746
				$ 69,595,314

This schedule has been prepared from data certified by Putnam Investments, trustee of the Plan.

* Putnam Investments and Rouge Steel Company are parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROUGE STEEL COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES



By: Gary P. Latendresse

Date: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description	Page No.
23	Consent of George Johnson & Company	

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Exhibits.

Exhibit Number	Description
23	Consent of George Johnson & Company

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

June 2, 2003

We consent to the incorporation, by reference in the Registration Statements on Form S-8 (Registration No. 333-88518, No. 333-88520, No. 333-53741, No. 333-53743, and No. 333-75620) of Rouge Industries, Inc., of our report dated June 2, 2003, appearing in this Annual Report on Form 11-K of the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees as of, and for the year ended, December 31, 2002.



CERTIFIED PUBLIC ACCOUNTANTS